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                 August 16, 2022

       Francine Sullivan
       Chief Legal Officer
       EVgo Inc.
       11835 West Olympic Boulevard Suite 900E
       Los Angeles, CA 90064

                                                        Re: EVgo Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on August 10,
2022
                                                            File No. 333-266753

       Dear Francine Sullivan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services